Algonquin Power & Utilities Corp. Completes Acquisition of New Brunswick Gas
Acquisition of 24th regulated utility since 2009 further positions the company for growth
Highlights:

•	Acquisition continues expansion of APUC’s regulated natural gas distribution footprint and marks its first utility operation in Canada

•	Commitment to maintain local employment and the continued safe, reliable natural gas distribution to over 12,000 customers

•	Establishment of C$5 million “Fuel for the Future” fund, to increase accessibility of natural gas in New Brunswick
OAKVILLE, ON, October 1, 2019 – Algonquin Power & Utilities Corp. ("APUC”) (TSX/NYSE:AQN) today announced that its subsidiary Liberty Utilities (Canada) LP, APUC’s wholly-owned regulated utility business in Canada, successfully completed its acquisition of Enbridge Gas New Brunswick Limited Partnership along with its general partner (“New Brunswick Gas”), a subsidiary of Enbridge Inc. (TSX:ENB) (the “Transaction”). New Brunswick Gas is a regulated utility that provides natural gas to approximately 12,000 customers in 12 communities across New Brunswick, and operates approximately 1,200 km of natural gas distribution pipeline.
“We are pleased to mark a new milestone in the growth of our utility business with the acquisition of our first regulated utility in Canada,” said Ian Robertson, Chief Executive Officer of APUC. “New Brunswick Gas has tremendous potential for growth which will be supported by our Fuel for the Future fund to assist residents of New Brunswick with the transition to clean, affordable natural gas for their homes and businesses.”
About Algonquin Power & Utilities Corp.
APUC is a diversified international generation, transmission and distribution utility with approximately U.S. $10 billion of total assets. Through its two business groups, APUC is committed to providing safe, reliable and cost effective rate-regulated natural gas, water, and electricity generation, transmission and distribution utility services to nearly 800,000 connections in the United States and Canada, and is a global leader in renewable energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities representing over 2.5 GW of net installed capacity and more than 500 MW of incremental renewable energy capacity under construction.  APUC delivers continuing growth through an expanding global pipeline of renewable energy, electric transmission, and water infrastructure development projects, organic growth within its rate-regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. APUC's common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Caution Regarding Forward-Looking Information
Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding the anticipated benefits of the Transaction and APUC’s prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management's discussion and analysis section of APUC's most recent annual report, quarterly report, and APUC's Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

For Further Information:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500